

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 14, 2016

Mr. David L. Stoehr
Chief Financial Officer
Wintrust Financial Corporation
9700 W. Higgins Road, Suite 800
Rosemont, Illinois 60018

      Re: Wintrust Financial Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed February 29, 2016
            File No. 001-35077

Dear Mr. Stoehr:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ H. Stephen Kim

                       H. Stephen Kim
                       Assistant Chief Accountant
                       Office of Financial Services